AMENDMENT NO. 1

TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to Agreement and Plan of Merger (this “Amendment”) dated as of July 19, 2005 by and among Unocal Corporation (the “Company”), Chevron Corporation (“Parent”) and Blue Merger Sub Inc. (“Merger Subsidiary”);

W I T N E S S E T H:

WHEREAS, the Company, Parent and Merger Subsidiary are parties to that certain Agreement and Plan of Merger dated as of April 4, 2005 (the “Merger Agreement”);

WHEREAS, pursuant to Section 10.3(a) of the Merger Agreement, the Company, Parent and Merger Subsidiary desire to amend the Merger Agreement as provided in this Amendment; and

WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Subsidiary have deemed this Amendment advisable and in the best interests of their respective companies;

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Section 1.	Amendments to Merger Consideration Provisions.

(a) Section 1.4(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(a)        At the Effective Time, subject to the other provisions of Articles 1 and 2, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned by Parent, Merger Subsidiary or the Company or any of their respective wholly-owned subsidiaries and except for any Dissenting Shares), together with the Company Rights attached thereto or associated therewith, shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive the following consideration (collectively, the “Merger Consideration”):

(i)          Each share of Company Common Stock with respect to which an election to receive a combination of stock and cash (a “Mixed Election”) has been effectively made and not revoked or lost pursuant to Section 2.1 (each, a “Mixed Consideration Election Share”) and each No Election Share (as that term is defined in Section 1.5(b) hereof) shall be converted into the right to receive the combination (which combination shall hereinafter be referred to as the “Per Share Mixed Consideration”) of (x) $27.60 in cash (the “Per Share Cash Amount”) and (y) 0.618 of a share of validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Mixed Election Stock Exchange Ratio”), subject to adjustment in accordance with Section 1.4(c);

(ii)        Each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or lost pursuant to Section 2.1 (each, a “Cash Election Share”) shall be converted (provided that the Available Cash Election Amount (as defined below) equals or exceeds the Cash Election Amount (as defined below)) into the right to receive $69 in cash without interest

(the “Per Share Cash Election Consideration”); if, however, (A) the product of the number of Cash Election Shares and the Per Share Cash Election Consideration (such product being the “Cash Election Amount”) exceeds (B) the difference between (x) the product of the Per Share Cash Amount and the total number of shares of Company Common Stock (other than the Cancelled Shares and any shares that are Dissenting Shares as of the Election Deadline) issued and outstanding immediately prior to the Effective Time minus (y) the product of the number of Mixed Consideration Election Shares (provided that No Election Shares shall be deemed to be Mixed Consideration Election Shares for purposes of this Section 1.4(a)(ii)) and the Per Share Cash Amount (such difference being the “Available Cash Election Amount”), then each Cash Election Share shall be converted into a right to receive (1) an amount of cash (without interest) equal to the product of (p) the Per Share Cash Election Consideration and (q) a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction being the “Cash Fraction”) and (2) a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the product of (r) the Exchange Ratio and (s) one (1) minus the Cash Fraction;

(iii)       Each share of Company Common Stock with respect to which an election to receive stock consideration (a “Stock Election”) is properly made and not revoked or lost pursuant to Section 2.1 (each, a “Stock Election Share”) shall be converted (provided that the Cash Election Amount equals or exceeds the Available Cash Election Amount), into the right to receive 1.03 shares (the “Exchange Ratio”) of validly issued, fully paid and non-assessable shares of Parent Common Stock, subject to adjustment in accordance with Section 1.4(c) (together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.2, the “Per Share Stock Consideration”); provided however, if the Available Cash Election Amount exceeds the Cash Election Amount, then each Stock Election Share shall be converted into the right to receive (1) an amount of cash (without interest) equal to the amount of such excess divided by the number of Stock Election Shares and (2) a number of validly issued, fully paid and non-assessable shares of Parent Common stock equal to the product of (x) the Exchange Ratio and (y) a fraction, the numerator of which shall be the Per Share Cash Election Consideration minus the amount calculated in clause (1) of this paragraph and the denominator of which shall be the Per Share Cash Election Consideration.

(b)	Section 1.6 is hereby amended and restated in its entirety as follows:

Notwithstanding anything in this Agreement to the contrary, with respect to each share of Company Common Stock as to which the holder thereof shall have properly complied with the provisions of section 262 of the DGCL as to appraisal rights (each, a “Dissenting Share”), if any, such holder shall be entitled to payment, solely from the Surviving Corporation, of the appraisal value of the Dissenting Shares to the extent permitted by and in accordance with the provisions of section 262 of the DGCL; provided, however, that (i) if any holder of Dissenting Shares, under the circumstances permitted by and in accordance with the DGCL, affirmatively withdraws his demand for appraisal of such Dissenting Shares, (ii) if any holder of Dissenting Shares fails to establish his entitlement to appraisal rights as provided in the DGCL or (iii) if any holder of Dissenting Shares takes or fails to take any action the consequence of which is that such holder is not entitled to payment for his shares under the DGCL, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of Company Common Stock and such shares of Company Common Stock shall thereupon cease to constitute Dissenting Shares and if such forfeiture shall occur following the Election Deadline, each such share of Company Common Stock shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Per Share Mixed Consideration; provided that each such share shall instead be converted into the right to receive the Per Share Stock Consideration if either (x) Parent shall have received an opinion from McDermott Will & Emery LLP or (y) the Company shall have received an opinion from Wachtell, Lipton, Rosen & Katz, in either case, to the effect that the Merger would otherwise fail to satisfy the continuity of interest requirement under Section 368 of the Code. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares without the written consent of Parent.

(c)        Each reference to “Per Share Cash Consideration” is hereby changed to a reference to “Per Share Cash Election Consideration.”

Section 2.	Representations and Warranties.

(a)        The Company represents and warrants to Parent and Merger Subsidiary as follows:

(i)         The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

(ii)         The execution and delivery of this Amendment are within the Company’s corporate powers and have been duly authorized by all necessary corporate action. Assuming due authorization, execution and delivery of this Amendment by Parent and Merger Subsidiary this Amendment constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.

(b)        Parent represents and warrants to the Company as follows:

(i)         Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

(ii)         The execution and delivery of this Amendment are within Parent’s corporate powers and have been duly authorized by all necessary corporate action. Assuming due authorization, execution and delivery of this Amendment by the Company this Amendment constitutes a valid and binding agreement of Parent enforceable against Parent in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.

(c)        Merger Subsidiary represents and warrants to the Company as follows:

(i)         Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

(ii)         The execution and delivery of this Amendment are within Merger Subsidiary’s corporate powers and have been duly authorized by all necessary corporate action. Assuming due authorization, execution and delivery of this Amendment by the Company this Amendment constitutes a valid and binding agreement of Merger Subsidiary enforceable against Merger Subsidiary in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.

Section 3.         Ratification of Merger Agreement. Except as otherwise provided herein, all of the terms, covenants and other provisions of the Merger Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms, except that the waiver, dated June 23, 2005, granted to the Company by Parent shall remain in full force and effect in accordance with its terms. After the date hereof, all references to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Merger Agreement.

Section 4.         Counterparts. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to Agreement and Plan of Merger to be duly executed by their respective authorized officers as of the day and year first above written.

CHEVRON CORPORATION

By: /s/ David J. O'Reilly

Name: David J. O'Reilly

Title: Chairman and Chief Executive Officer

BLUE MERGER SUB INC.

By: /s/ Stephen J. Crowe

Name: Stephen J. Crowe

Title: Vice President, Secretary and Treasurer

UNOCAL CORPORATION

By: /s/ Charles R. Williamson

Name: Charles R. Williamson

Title: Chairman and Chief Executive Officer

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